UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Vicon Industries, Inc.

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

925811-10-1

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(CUSIP Number)

Anita G. Zucker, as Trustee of

The Article 6 Marital Trust

c/o The InterTech Group, Inc.

4838 Jenkins Avenue

North Charleston, SC 29405

(843) 744-5174

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with copies to:

Robert Johnston The InterTech Group, Inc. 4838 Jenkins Avenue North Charleston, SC 29405 (843) 744-5174	George S. King, Jr., Esq. Haynsworth Sinkler Boyd, P.A. Post Office Box 11889 Columbia, SC 29211 (803) 779-3080

November 7, 2017

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box [ ].

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for  any  subsequent   amendment   containing   information  which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP NO. 925811-10-1	PAGE 2 OF 6

1. NAME OF REPORTING PERSON

    Anita G. Zucker, as Trustee of the Article 6 Marital Trust

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

       00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)

     or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          9,385,000

    8. SHARED VOTING POWER

          0

     9. SOLE DISPOSITIVE POWER

          9,385,000

     10. SHARED DISPOSITIVE POWER

          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,385,000

12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See Instructions ) [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.3%

14.  TYPE OF REPORTING PERSON (See Instructions) IN

                                                                     PAGE 3 OF 6

Item 1.     Security and Issuer

     Common stock,  no par value,  of  Vicon Industries, Inc., 135 Fell Court, Hauppage, New York 11788 (the "Issuer").

Item 2.     Identity and Background

     Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of the Article 6 Marital Trust (the "Trust"), a transferee of The Jerry Zucker Revocable Trust dated March 20, 2007 (the "Trust"). Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     385,000 shares of common stock as to which this filing  relates were  purchased by the Trust using its funds.  The total amount paid was $1,725,760. 7,500,000 shares of common stock were purchased from the Issuer for $3,000,000 by NIL Funding Corporation, a subsidiary of the Trust. The remaining 1,500,000 shares of common stock as to which this filing  relates are shares that NIL Funding Corporation has the right to purchase within 60 days for $0.40 per share pursuant to three-year warrants of the Issuer (the "Warrants").

Item 4. Purpose of Transaction

     The Trust acquired the Shares for investment purposes. The Trust continually reviews the performance of this investment and its investment alternatives.  An advisor to the Trust, Julian A. Tiedemann, has been elected to the board of directors of the Issuer.  The Trust may nominate or otherwise support Mr. Tidemann for reelection, or other persons for election, in the future.

Additionally, as part of the ongoing review of its investment in the shares, the Trust may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer, by exercise of Warrants or otherwise, or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Trust may explore, support, sponsor or promote other alternatives with respect to this investment in the shares, including but not limited to an extraordinary corporate transaction involving the Issuer, other changes in the present board of directors or management of the Issuer, changes in management's compensation, or changes in the Issuer's business or corporate structure.  As a substantial shareholder, the Trust has communicated, and expects to communicate from time to time in the future, to management and the board of directors its views as to matters that the Trust believes will benefit the Issuer and its shareholders.

Although the foregoing reflects activities presently contemplated by the Trust with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Trust will take any of the actions referred to above.

Except as set forth above, as of the date hereof, the Trust does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing  a class of  securities  of the  Issuer to be  delisted  from a national  securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding  the foregoing,  the Trust reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

                                                                     PAGE 5 OF 6

Item 5.     Interest in Securities of the Issuer

     At November 7, 2017 the Trust owns 7,885,000 shares and holds Warrants to purchase up to 1,500,000 additional shares of the Issuer's common stock. Mrs. Zucker, as Trustee of the Trust, has sole voting, investment and dispositive power with respect to those shares.  The shares beneficially owned, including the shares underlying the Warrants, aggregate 49.3% of the Issuer's common stock.

     Transactions in the Issuer's common stock  effected in the sixty days  preceding the date of this  statement were the purchase of 7,500,000 shares of common stock from the Issuer for $3,000,000 by NIL Funding Corporation, a subsidiary of the Trust, pursuant to a backstop commitment in connection with the Issuer’s rights offering to shareholders. The Warrants were acquired by NIL Funding Corporation on April 20, 2017 as partial consideration for entry into an amended credit agreement between the Issuer and NIL Funding Corporation.

Item 6.  Contracts,  Arrangements,  Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7. Material to Be Filed as Exhibits

        None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2017

s/Anita G. Zucker
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Anita G. Zucker, as Trustee for
The Article 6 Marital Trust